Exhibit 3.3

CERTIFICATE OF FORMATION OF

BISON MERGER SUB I, LLC

The undersigned, as an authorized person, has duly executed and is filing this Certificate of Formation for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act:

FIRST: The name of the limited liability company is Bison Merger Sub I, LLC (hereinafter referred to as the Company).

SECOND: The address of the Company’s registered office in the State of Delaware is c/o the Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Bison Merger Sub I, LLC this 7th day of December, 2017.

/s/ Faisal Haider
Name:	Faisal Haider
Title:	Authorized Person